Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

212.756.2000

212.593.5955 (fax)

www.srz.com

212. 756.2565	neil.rifkind@srz.com

August 31, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Pretium Packaging, L.L.C. and Pretium Finance, Inc.

       (Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of Pretium Packaging, L.L.C. and Pretium Finance, Inc. (the “Filing Persons”), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of 1933, as amended, an offer by the Filing Persons to exchange $1,000 principal amount of their 11.50% Senior Secured Notes due 2016, Series B (the “New Notes”) for each $1,000 principal amount of their outstanding 11.50% Senior Secured Notes due 2016, Series A (the “Original Notes”). The Original Notes were issued and sold on March 31, 2011 in a transaction exempt from registration under the Securities Act. The aggregate principal amount of Original Notes sold on such date was $150,000,000, all of which are outstanding on the date of this letter. No additional capital is being raised by the Filing Persons in connection with the exchange offer contemplated by this Registration Statement.

Additionally, on behalf of the Filing Persons, we concurrently submit to the staff of the Securities and Exchange Commission (the “Commission”) a supplemental letter containing representations required by existing staff no-action letters.

We note that the appropriate filing fee was previously sent by the Filing Persons to the Commission by wire transfer.

Securities and Exchange Commission

August 31, 2011

If you have any questions concerning the transmitted materials, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2565.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission heading of the above-referenced filing.

Sincerely,

/s/ Neil C. Rifkind

cc: Robert A. Robison

      Pretium Packaging, L.L.C.